Exhibit 12
Consolidated Ratio of Earnings to Fixed Charges Ameriprise Financial, Inc.
	Years Ended December 31,
	2013	2012	2011	2010	2009
	(dollars in millions)
Earnings:
Pretax income attributable to Ameriprise Financial, Inc.	$1,829	$1,366	$1,553	$1,306	$769
Interest and debt expense (1)	283	279	320	300	137
Interest portion of rental expense	29	30	32	34	38
Amortization of capitalized interest	5	6	4	4	3
Undistributed (gain) loss from equity investees	(1)	16	41	15	25
Minority interest in pretax losses	—	(128)	(129)	—	—
Minority interest in pretax income of subsidiaries that have incurred fixed charges	141	—	23	163	15
Total earnings before banking and deposit interest expense and interest credited to fixed accounts (a)	2,286	1,569	1,844	1,822	987
Banking and deposit interest expense and interest credited to fixed accounts	838	875	904	986	1,069
Total earnings (c)	$3,124	$2,444	$2,748	$2,808	$2,056

Fixed charges:
Interest and debt expense (1)	$283	$279	$320	$300	$137
Estimated amount of interest in rental expense	29	30	32	34	38
Capitalized interest	2	7	5	3	3
Total fixed charges before banking and deposit interest and interest credited to fixed accounts (b)	314	316	357	337	178
Banking and deposit interest expense and interest credited to fixed accounts	838	875	904	986	1,069
Total fixed charges (d)	$1,152	$1,191	$1,261	$1,323	$1,247

Ratio of earnings to fixed charges before banking and deposit interest expense and interest credited to fixed accounts (a/b)	7.3	5.0	5.2	5.4	5.5
Ratio of earnings to fixed charges (c/d)	2.7	2.1	2.2	2.1	1.6
(1) Interest on non-recourse debt of consolidated investment entities is included in interest and debt expense provided in the table above.

E-7